March 31, 2017 Unaudited Condensed Consolidated Financial Statements

Suite 1188, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

Phone: (604) 687-4018

Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2017	December 31, 2016

		$	$
ASSETS
Current assets
Cash and cash equivalents		642,618	883,171
Term deposits		231,258	5,292
Restricted cash		244	240
Marketable securities		45,191	28,327
Accounts receivable and other		52,121	54,315
Inventories		126,913	120,830
		1,098,345	1,092,175
Other assets		11,938	48,297
Defined benefit pension plan		12,739	11,620
Property, plant and equipment		3,698,141	3,645,827
		4,821,163	4,797,919
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		104,397	90,705
		104,397	90,705
Debt	5	591,845	591,589
Defined benefit pension plan		10,928	10,882
Asset retirement obligations		89,710	89,778
Deferred income tax liabilities		442,933	443,501
		1,239,813	1,226,455
Equity
Share capital		2,819,821	2,819,101
Treasury stock		(8,000)	(7,794)
Contributed surplus		2,609,055	2,606,567
Accumulated other comprehensive income (loss)		7,653	(7,172)
Deficit		(1,934,800)	(1,928,024)
Total equity attributable to shareholders of the Company		3,493,729	3,482,678
Attributable to non-controlling interests		87,621	88,786
		3,581,350	3,571,464
		4,821,163	4,797,919

Approved on behalf of the Board of Directors

(Signed) John Webster           Director                         (Signed) Paul N. Wright           Director

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the quarter ended March 31	Note	2017	2016
		$	$
			(restated)*
Revenue
Metal sales		111,880	94,693

Cost of sales
Production costs		50,688	45,207
Inventory write-down		-	1,346
Depreciation and amortization		18,064	18,968
		68,752	65,521
Gross profit		43,128	29,172

Exploration expenses		5,247	1,961
Mine standby costs		1,031	9,558
Other operating items		2,133	-
General and administrative expenses		11,614	9,467
Defined benefit pension plan expense		831	283
Share based payments	7	5,128	3,701
Other write-down of assets		1,054	-
Foreign exchange loss (gain)		88	(3,440)
Operating profit		16,002	7,642

Loss on disposal of assets		307	289
Loss (gain) on marketable securities and other investments		(34)	4,317
Other expense (income)		(2,349)	1,695
Asset retirement obligation accretion		523	449
Interest and financing costs		1,110	5,695

Profit (loss) from continuing operations before income tax		16,445	(4,803)
Income tax expense		10,776	4,795
Profit (loss) from continuing operations		5,669	(9,598)
Profit (loss) from discontinued operations	4	(3,000)	5,705
Profit (loss) for the period		2,669	(3,893)

Attributable to:
Shareholders of the Company		3,834	(2,478)
Non-controlling interests		(1,165)	(1,415)
Profit (loss) for the period		2,669	(3,893)

Profit (loss) attributable to shareholders of the Company
Continuing operations		6,834	(7,938)
Discontinued operations		(3,000)	5,460
		3,834	(2,478)

Weighted average number of shares outstanding (thousands)
Basic		716,600	716,583
Diluted		717,283	716,583

Profit (loss) per share attributable to shareholders
of the Company:
Basic profit (loss) per share		0.01	(0.00)
Diluted profit (loss) per share		0.01	(0.00)

Profit (loss) per share attributable to shareholders
of the Company - continuing operations:
Basic profit (loss) per share		0.01	(0.01)
Diluted profit (loss) per share		0.01	(0.01)

*See note 4

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31	2017	2016
	$	$

Profit (loss) for the period	2,669	(3,893)
Other comprehensive income (loss):
Change in fair value of available-for-sale financial assets, net of income	14,720	9,689
tax of $2,144 and $nil
Transfer of realized loss on disposal of availabe-for-sale financial assets	-	4,336
Actuarial gains (losses) on defined benefit pension plans	105	(122)
Total other comprehensive income for the period	14,825	13,903
Total comprehensive income for the period	17,494	10,010

Attributable to:
Shareholders of the Company	18,659	11,425
Non-controlling interests	(1,165)	(1,415)
	17,494	10,010

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31	Note	2017	2016
		$	$
			(restated)*
Cash flows generated from (used in):
Operating activities
Profit (loss) for the period from continuing operations		5,669	(9,598)
Items not affecting cash:
Asset retirement obligation accretion		523	449
Depreciation and amortization		18,064	18,968
Unrealized foreign exchange loss		(74)	(647)
Deferred income tax expense (recovery)		(2,713)	(9,234)
Loss on disposal of assets		307	289
Other write-down of assets		1,054	-
Loss (gain) on marketable securities and other investments		(34)	4,317
Share based payments		5,128	3,701
Defined benefit pension plan expense		831	283
		28,755	8,528
Property reclamation payments		(591)	(80)
Changes in non-cash working capital	9	19,610	(15,315)
Net cash provided (used) by operating activities of continuing operations		47,774	(6,867)
Net cash provided by operating activities of discontinued operations		-	14,368

Investing activities
Purchase of property, plant and equipment		(73,837)	(59,320)
Proceeds from the sale of property, plant and equipment		1	384
Proceeds on production of tailings retreatment		-	3,878
Purchase of marketable securities		-	(1,834)
Proceeds from the sale of marketable securities		-	3,287
Value added taxes related to mineral property expenditures, net		23,584	(5,059)
Investment in term deposits		(225,966)	(913)
Decrease in restricted cash		(4)	(14)
Net cash used by investing activities of continuing operations		(276,222)	(59,591)
Net cash used by investing activities of discontinued operations		-	(5,141)

Financing activities
Issuance of common shares for cash		554	-
Dividend paid to shareholders		(10,610)	-
Purchase of treasury stock		(2,049)	-
Net cash used by financing activities of continuing operations		(12,105)	-

Decrease in cash and cash equivalents		(240,553)	(57,231)
Cash and cash equivalents - beginning of period		883,171	288,189
Cash and cash equivalents - end of period		642,618	230,958

*See note 4

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2017	2016
	$	$
Share capital
Balance beginning of period	2,819,101	5,319,101
Shares issued upon exercise of share options, for cash	554	-
Transfer of contributed surplus on exercise of options	166	-
Balance end of period	2,819,821	5,319,101

Treasury stock
Balance beginning of period	(7,794)	(10,211)
Purchase of treasury stock	(2,049)	-
Shares redeemed upon exercise of restricted share units	1,843	2,196
Balance end of period	(8,000)	(8,015)

Contributed surplus
Balance beginning of period	2,606,567	47,236
Share based payments	4,497	3,134
Shares redeemed upon exercise of restricted share units	(1,843)	(2,196)
Recognition of other non-current liability and related costs	-	(1,416)
Transfer to share capital on exercise of options	(166)	-
Balance end of period	2,609,055	46,758

Accumulated other comprehensive loss
Balance beginning of period	(7,172)	(20,572)
Other comprehensive income for the period	14,825	13,903
Balance end of period	7,653	(6,669)

Deficit
Balance beginning of period	(1,928,024)	(1,583,873)
Dividends paid	(10,610)	-
Profit (loss) attributable to shareholders of the Company	3,834	(2,478)
Balance end of period	(1,934,800)	(1,586,351)
Total equity attributable to shareholders of the Company	3,493,729	3,764,824

Non-controlling interests
Balance beginning of period	88,786	169,755
Profit (loss) attributable to non-controlling interests	(1,165)	(1,415)
Balance end of period	87,621	168,340

Total equity	3,581,350	3,933,164

The accompanying notes are an integral part of these consolidated financial statements.

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development and mining company. The Company has operations and ongoing exploration and development projects in Turkey, Greece, Brazil and Romania. The Company disposed of its China operations (“China Business”) in 2016. Details of the sale are included in note 4.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation
a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2016.

The same accounting policies are used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on April 27, 2017.

b)	Judgement and estimates

The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016.

3.	Adoption of new accounting standards and upcoming changes

The following standards have been published and are mandatory for Eldorado’s annual accounting periods no earlier than January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard. A detailed review will be completed during the following months of 2017. The Company does not currently expect the impact of these changes to be material.
•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements.
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Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Adoption of new accounting standards and upcoming changes (continued)

It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating all its equity investments that move through other comprehensive income to assess the option of electing for these investments to be recorded directly into its profit and loss results or continue recording against other comprehensive income with no profit and loss effect on sale. The company is also assessing the impact of applying hedge accounting to hedge components of non-financial items. A detailed review will be completed during the following months of 2017.

IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard as some of its gold sales are subject to pricing adjustments. A detailed review of contracts will be completed during the following months of 2017.

•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating all operating leases as it is expected that, under this standard, the present value of most lease commitments will be shown as a liability on the balance sheet together with an asset representing the right of use, including those classified as operating leases under the existing standard. Information on the undiscounted amount of the Company’s operating lease commitments at December 31, 2016 under IAS 17, the current lease standard, is disclosed within note 22 of the Company’s annual financial statements for the year ended December 31, 2016.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

4.	Sale of China Business

On April 26, 2016, the Company announced that it had reached an agreement to sell its 82 percent interest in Jinfeng to a wholly-owned subsidiary of China National Gold Group (“CNG”) for $300 million in cash, subject to certain closing adjustments. The sale was completed on September 6, 2016. In addition to the sale of Jinfeng, on May 16, 2016 Eldorado announced it had reached an agreement to sell its respective interest in White Mountain, Tanjianshan and Eastern Dragon to an affiliate of Yintai Resources Co. Ltd. (“Yintai”) for $600 million in cash, subject to certain closing adjustments. The sale was completed on November 22, 2016.

The Company concluded that during the second quarter of 2016, the assets and liabilities of the China Business met the criteria for classification as held for sale as settlement was expected within twelve months. Accordingly, an initial post-tax loss of $339 million was recognized in the second quarter of 2016 on re-measurement to fair value less costs of disposal of our China Business. For the year ended December 31, 2016, a net loss on sale of assets held for sale of $351.0 million was realized in net loss from discontinued operations as a result of completing both sale transactions.

During the quarter, the Company recorded an expense of $3 million for working capital adjustments related to the Yintai sale based on the agreement that was reached with Yintai during the period. This amount has been recorded as an accrual as at March 31, 2017 and included as discontinued operations in the Consolidated Income Statements, with payment expected to be made in the second quarter of 2017.

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Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4. Sale of China Business (continued)

The China Business net earnings to date of disposition were included in the Company's consolidated results for the year ended December 31, 2016. These results have been presented as discontinued operations within the Consolidated Income Statements and the Consolidated Statements of Cash Flows. The profit from discontinued operations for the first quarter of 2016 is as follows:

For the quarter ended March 31	2016

$
Revenue	69,440
Production costs	47,742
Depreciation and amortization	12,691
Gross profit	9,007
Exploration expenses	282
General and administrative expenses	2,104
Foreign exchange loss	271
Operating profit	6,350
Interest and financing costs	15
Asset retirement obligation accretion	116
Other income	(25)
Profit from discontinued operations before income tax	6,244
Income tax expense	539
Profit from discontinued operations	5,705

5.	Debt

Senior notes

On December 10, 2012, the Company completed an offering of $600.0 million senior notes (“the notes”) at par value, with a coupon rate of 6.125% due December 15, 2020. The notes pay interest semi-annually on June 15 and December 15. Net deferred financing costs of $8,155 have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

The fair market value of the notes as at March 31, 2017 is $615 million.

6.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At March 31, 2017 there were 716,816,593 (December 31, 2016 – 716,587,134) voting common shares and no non-voting common shares (December 31, 2016 – nil) outstanding.

(3)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2017
	Weighted average exercise price Cdn$	Number of options
At January 1,	7.55	28,896,035
Granted	4.42	5,466,211
Exercised	3.22	(229,459)
Forfeited	14.53	(3,663,933)
At March 31,	6.18	30,468,854

At March 31, 2017, 19,457,178 share options (March 31, 2016 – 20,384,139) with a weighted average exercise price of Cdn$7.51 (March 31, 2016 – Cdn$9.75) had vested and were exercisable.

Share based compensation expense related to share options for the quarter ended March 31, 2017 was $2,628.

(b) Restricted share unit plan

A total of 765,892 restricted share units (“RSUs”) at a grant-date fair value of Cdn$4.44 per unit were granted during the three-month period ended March 31, 2017 under the Company’s RSU plan.

The fair value of each RSU issued is determined as the closing share price at grant date. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000.

A summary of the status of the RSU plan and changes during the period ended March 31, 2017 is as follows:

Total RSUs
Balance at December 31, 2016	1,240,174
RSUs Granted	765,892
Redeemed	(299,401)
Forfeited	(121,068)
Balance at March 31, 2017	1,585,597

As at March 31, 2017, 819,705 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 384,107 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Subsequent to March 31, 2017, 765,892 additional common shares were purchased by the Company.

Restricted share units expense for the period ended March 31, 2017 was $1,266.

(c) Deferred units plan

At March 31, 2017, 669,360 deferred units (“DUs”) were outstanding with a value of $2,288, which is included in accounts payable and accrued liabilities.

Deferred units expense for the period ended March 31, 2017 was $631.

(4)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Share-based payments (continued)

(d) Performance share units plan

A total of 569,719 performance share units (“PSUs”) were granted during the three-month period ended March 31, 2017 under the Company’s PSU plan. The PSUs vest on the third anniversary of the grant date, subject to achievement of pre-determined performance criteria. When fully vested, the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the 3 year period. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 3,130,000.

Compensation expense related to PSUs for the period ended March 31, 2017 was $603.

8.	Fair value of financial instruments

Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.

The three levels of the fair value hierarchy are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e. quoted prices for similar assets or liabilities).
•	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The assets and liabilities measured at fair value as at March 31, 2017 are marketable securities and derivatives related to the Company’s metal hedge positions on zinc and iron ore. The Company’s derivative asset of $188 and derivative liability of $154, which are considered level 2, are included in Other assets and Accounts payable and accrued liabilities respectively in our Consolidated Balance Sheet. The net gain on derivatives of $34 is presented in Loss (gain) on marketable securities and other investments in our Consolidated Income Statement.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 comprise primarily publicly-traded equity investments classified as available-for-sale securities.

With the exception of the fair market value of the Company’s senior notes (note 5), which are included in level 2, all carrying amounts of financial instruments approximate their fair value.

(5)

Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Supplementary cash flow information
March 31, 2017 $		March 31, 2016 $

Changes in non-cash working capital
Accounts receivable and other	14,923	3,667
Inventories	(3,796)	(8,220)
Accounts payable and accrued liabilities	8,483	(10,762)
Total	19,610	(15,315)

Supplementary cash flow information
Income taxes paid	16,241	14,241
Interest paid	-	-

10.	Segmented information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include gross profit (loss), expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at March 31, 2017, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.

10.1 Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Brazil reporting segment includes the Vila Nova mine, Tocantinzinho project and exploration activities in Brazil. The Greece reporting segment includes the Stratoni mine, the Olympias, Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries.

Financial information about each of these operating segments is reported to the CODM on at least a monthly basis. The mines in each of the different segments share similar economic characteristics and have been aggregated accordingly.

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Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segmented information (continued)

For the three months ended March 31, 2017
	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	91,590	2,530	17,760	-	-	111,880
Production costs	36,848	1,312	12,528	-	-	50,688
Depreciation	17,818	-	128	-	118	18,064
Gross profit (loss)	36,924	1,218	5,104	-	(118)	43,128

Other material items of income and expense
Other write-down of assets	237	-	817	-	-	1,054
Exploration costs	336	1,231	1,486	1,764	430	5,247
Income tax expense (recovery)	14,557	(1,066)	66	(637)	(2,144)	10,776

Additions to property, plant and
equipment during the period	10,014	1,954	60,410	2,260	123	74,761

Information about assets and liabilities
Property, plant and equipment	875,317	188,560	2,217,969	416,099	196	3,698,141

Debt	-	-	-	-	591,845	591,845

For the three months ended March 31, 2016
	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	91,221	-	3,472	-	-	94,693
Production costs	40,974	-	4,233	-	-	45,207
Inventory write-down	-	-	1,346	-	-	1,346
Depreciation	18,244	461	194	-	69	18,968
Gross profit (loss)	32,003	(461)	(2,301)	-	(69)	29,172

Other material items of income and expense
Exploration expenses	360	332	648	207	414	1,961
Income tax expense (recovery)	4,866	(1,664)	2,098	(569)	64	4,795

Additions to property, plant and
equipment during the period	14,121	874	43,056	2,397	8	60,456

For the year ended December 31, 2016	Turkey	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$

Information about assets and liabilities
Property, plant and equipment (*)	885,629	186,606	2,157,822	413,949	1,821	3,645,827

Debt	-	-	-	-	591,589	591,589

* Net of revenues from sale of production from tailings retreatment

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Eldorado Gold Corporation

Notes to the unaudited condensed consolidated financial statements

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.	Segmented information (continued)

The Turkey segment derives its revenues from sales of gold. The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

10.2 Seasonality/cyclicality of operations
Management does not consider operations to be of a significant seasonal or cyclical nature.

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